CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated August 30, 2024, and each included in this Post-Effective Amendment No. 46 to the Registration Statement (Form N-1A, File No. 333-148652) of Dreyfus Institutional Reserves Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated June 21, 2024, with respect to the financial statements and financial highlights of Dreyfus Institutional Preferred Treasury Obligations Fund, the sole fund constituting Dreyfus Institutional Reserves Funds, included in the Annual Report to Shareholders (Form N-CSR) for the year ended April 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

August 23, 2024